INNOVATIVE CARD TECHNOLOGIES, INC.

June 16, 2008

Jay Webb
Reviewing Accountant
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number: (202) 551-3603

RE:	Innovative Card Technologies, Inc. Form 10-KSB for the fiscal year ended December 31, 2007 Filed April 1, 2008 File No. 1-33353

Dear Mr. Webb:

We are submitting this letter in response to your comments of June 11, 2008, with regard to the above referenced filing of Innovative Card Technologies, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form 10-KSB for the Fiscal Year Ended December 31, 2007

1.	Please revise your 2007 Form 10-KSB and March 31, 2008 Form 10-Q as applicable to include the revisions noted in your responses to prior comments 1, 3, 4, 8 and 9.

Response:	We revised our 2007 Form 10-KSB and March 31, 2008 Form 10-Q to include the revisions noted in our responses to prior comments 1, 3, 4, 8 and 9.

Item 8A - Controls and Procedures, page 22

2.
We noted your response to prior comment 2. However, we also note to the extent that internal controls over financial reporting (“ICFR") impacts public disclosure, disclosure controls and procedures (“DCP") are inclusive of such internal controls. It appears to us several of the material weaknesses you disclose herein impact public disclosure and, therefore, DCP would also not be effective at the end of the periods. For example, we note you disclose the following material weaknesses:

INNOVATIVE CARD TECHNOLOGIES, INC.

•	you did not utilize a financial closing checklist to ensure that all items had been considered for inclusion in the three quarterly filings of Form 10·QSB; and

•	you relied on the previous quarter's journal entries during the closing process and may have overlooked adjustments that need to be made to ensure our financial statements are presented fairly.

In light of the above, please explain to us how you were able to conclude that DCP were effective at the end of the periods presented. Otherwise, please amend your 2007 Form 10-KSB and March 31, 2008 Form 10-Q to revise your conclusions. Refer to Release No. 34-47986 available June 5, 2003.

Response:	We have amended our 2007 Form 10-KSB and March 31, 2008 10-Q to revise our conclusion concerning the effectiveness of our disclosure control and procedures.

3.
Your response to our prior comment 6 is not clear and therefore we re-issue our comment. Please tell us why you believe your accounting entries for the accelerated vesting of stock options and referenced related adjustments were recorded in the correct period and quantify the effect of the original and adjusting entries on your 2007 annual and quarterly financial statements. Specifically tell us why, if the accelerated vesting of existing stock options was based on terms of the officer's separation agreements, the expense for the modification would not be recorded in the period the officer terminated. We note the former CEO resigned effective September 2007.

Response:
The accelerated vesting of stock options occurred at the time of Board approval. Each of the modifications was approved by the Board in the fourth quarter of 2007. For the chief executive officer and chairman of the board, who resigned in September 2007 but remained on the Board until December 21, 2007, the Board approved the modification on November 20, 2007. We have recalculated the expense using November 20, 2008 as the modification date rather than September 21. The charge for the modification decreases to $419,000 from $594,000 as a result of the drop in our share price between September 21 and November 20. The chief financial officer resigned in October 2007. Our founder, former president and board member resigned as president in September 2007 to become our chief strategic officer. He resigned as chief strategic officer and from the Board in December 2007. The modifications made for the chief financial officer and the chief strategic officer were approved by the Board on November 2, 2007 and December 12, 2007 respectively and totaled $515,000. The modifications were not required by the terms of the officers/directors employment agreements or by the terms of the stock option plans, or by the terms of the stock option grants but were done solely as part of the officers/directors separation agreements.

INNOVATIVE CARD TECHNOLOGIES, INC.

Financial Statements, page F-3

Consolidated Statement of Operations, page F-4

4.
We refer to your response to prior comment 7 where you have undertaken to properly classify inventory write-offs and reserves as a component of cost of goods sold as required by EITF 96-9 and SAB 100 in future filings. In light of the registration statements currenly filed with us and the material impact of the amounts on cost of goods sold in each of the periods presented, please revise your 2007 Form 10·KSB and March 31, 2008 Form 10-Q to properly classify the amounts.

Response:	We have revised our 2007 Form 10-KSB and March 31, 2008 Form 10-Q to properly classify inventory write-offs and reserves as a component of cost of goods sold.

Requirement to File Form 8-K Item 4.02

It is the Company’s position that the restatement does not give rise to an Item 4.02 disclosure obligation.

Although not specifically addressed in the above referenced comment letter, during our telephone call with Dennis Hult and yourself, the issue of whether an Item 4.02 filing on Form 8-K would be required as a result of the re-classifying of inventory write-offs.

Item 4.02 requires timely reporting of an issuer’s conclusion that its financial statements cannot be relied upon, or its auditor’s conclusion that the audit report or review cannot be relied upon. Although the filing of restated financial statements would typically indicate that the issuer would have been required to make an Item 4.02 disclosure, such disclosure is not automatically required for every error contained in financial statements. Whether disclosure is required depends on a SAB 99 quantitative and qualitative analysis.1  Accordingly, the determination of whether an Item 4.02 filing is necessary hinges on the materiality of the restatement in question.

1 Speech by SEC Staff: Remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments by Louise M. Dorsey, Associated Chief Accountant, Division of Corporate Finance, SEC given in Washington D.C. on December 12, 2006.

INNOVATIVE CARD TECHNOLOGIES, INC.

Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.2  The formulas in both the accounting literature and as developed by the Supreme Court are similar:

“The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.[emphasis added]”3

“a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available. [emphasis added].4

Under the governing principals, materiality must be determined both from a “qualitative” and “quantitative” prospective. As stated in Concept Statement No. 2, 125:

“[M]agnitute by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

From a purely quantitative prospective, it initially appears that the restatement would trigger an Item 4.02 disclosure. The reclassification from which the restatement arises resulted in an increase in cost of goods sold of $575,017 and $791,818 in 2007 and 2006, respectively. However, once the surrounding circumstances and total mix are factored in, it is clear that as previously presented, the Company’s financial statements are not materially misleading. The Company bases this conclusion on the following:

•
For both periods in question, the inventory write-offs were clearly stated. Although not included in the cost of goods section, the write-offs were an individual line item in the financial statements as opposed to being “buried” in a general expense line item. This provided the reasonable investor a clear understanding of the exact amount of expenses attributed to inventory write-offs.

•
The amount of inventory write-offs were specifically discussed in both the footnotes to the financial statements as well as the Management Discussion and Analysis and Results of Operations sections of the 10-KSB. In looking at both the footnotes and discussion of operations, a reasonable investor would have transparency as to the consistency and makeup of the expense.

2 SAB 99
3 FASB, Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information ("Concepts Statement No. 2"), 132 (1980). See also Concepts Statement No. 2, Glossary of Terms - Materiality.
4 TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976). See also Basic, Inc. v. Levinson, 485 U.S. 224 (1988). As the Supreme Court has noted, determinations of materiality require "delicate assessments of the inferences a 'reasonable shareholder' would draw from a given set of facts and the significance of those inferences to him . . . ." TSC Industries, 426 U.S. at 450.

INNOVATIVE CARD TECHNOLOGIES, INC.

•
The restatement does not impact the “top line” or “bottom line” of the statement of operations. As previously discussed, the restatement deals with the reclassification of a general operating expense item to a cost of goods item. The restatement does not impact gross revenues or net loss. Additionally, as previously stated, the reclassified expenses were disclosed as individual line items so their reclassification does not affect any other line item.

•	No impact on balance sheets, statement of cash flows, or statement of shareholders’ equity. The reclassification does not have an impact on any of the Company’s other financial statements.

For the forgoing reasons, once the surrounding circumstances and total mix are taken into account, we have concluded that a reasonable investor would not have been mislead by the Company’s prior financial statements and accompanying disclosures contained in the footnotes and general discussion regarding operating results.

In connection with responding to your comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles Caporale
Charles Caporale
Chief Financial Officer
Innovative Card Technologies, Inc.